Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,										Three Months Ended March 31, 2009
	2004		2005		2006		2007		2008
Earnings
Pre-tax income (loss) *	$72,779		$130,918		$167,080		$106,818		$255,542		$(10,113)
Fixed charges	11,067		20,755		31,313		47,689		54,636		14,984

Total earnings	$83,846		$151,673		$198,393		$154,507		$310,178		$4,871

Fixed Charges
Interest expense	$9,679		$18,815		$27,984		$42,371		$46,974		$12,864
Rental interest factor	1,388		1,940		3,329		5,318		7,662		2,120

Total fixed charges	$11,067		$20,755		$31,313		$47,689		$54,636		$14,984

Ratio of earnings to fixed charges	7.6	x	7.3	x	6.3	x	3.2	x	5.7	x	0.3	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.